March 17, 1997

          VIA EDGAR

          Securities and Exchange Comission
          Judiciary Plaza
          450 Fifth Street N.W.
          Washington, D.C. 20549

          Attention: Mary Fraser, Esq.

                    Re:  General Medical Inc.
                         Registration Statement on Form S-1
                         (Commission File No. 333-16317)

          Dear Ms. Fraser:

               Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, we hereby respectfully withdraw the above-referenced Registration Statement. The regis-trant has been acquired in its entirety by a third party. We advise the Commission that no securities were issued as a result of this offering.

                                        Very truly yours,

                                        /s/ Kevin F. Holt
                                        Kevin F. Holt
                                        Vice President and Controller
                                        of General Medical Inc.